SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

SafeNet, Inc.
(Name of Subject Company)
Stealth Acquisition Corp.
a wholly-owned subsidiary
of
Vector Stealth Holdings II, L.L.C.
(Name of Person(s) Filing Statement)
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
78645R107
(CUSIP Number of Class of Securities)

Dewey Chambers
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
(415) 293-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
Copy to:
Michael J. Kennedy, Esq.
Steve L. Camahort, Esq.
O’Melveny & Myers LLP
275 Battery Street
San Francisco, CA 94111
(415) 984-8700
Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:
$690,324,300*	$21,192.96	**

*	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $28.75 per share by the sum of (i) the 21,072,626 shares of common stock, par value $0.01 per share, of SafeNet, Inc. (the “Shares”), issued and outstanding as of February 28, 2007; and (ii) the 2,937,654 Shares that are issuable under outstanding SafeNet stock options with an exercise price of less than $28.75 per Share.
**	The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.
☑ Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,192.96	Filing Party: Stealth Acquisition Corp.
Form or Registration No.: 005-54843	Date Filed: March 12, 2007
☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transactions subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2007, by Stealth Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Vector Stealth Holdings II, L.L.C., a Delaware limited liability company (“Parent”), relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the “Shares”), of SafeNet, Inc., a Delaware corporation (“SafeNet”), at a purchase price of $28.75 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 12, 2007 (as it may be amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.
     The information set forth in the Offer to Purchase (as amended herby), including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of the Statement, and is supplemented by the information specifically provided in this Amendment.
Item 2. Subject Company Information
(c) Item 2 of the Statement is hereby amended by amending and restating the last two rows of the table set forth in “Section 6. Price Range of Shares; Dividends on the Shares” of the Offer to Purchase as follows to reflect amended high and low sale prices per Share for the current quarter of 2007 through March 9:

2007	High	Low
First Quarter (through March 9)	$29.39	$22.94
Item 3.
     (a), (b), (c) Item 3 of the Statement is hereby amended and restated to read in its entirety:
     “This Schedule TO is filed by the Offeror. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Offeror and its Affiliates” and Schedule I to the Offer to Purchase is incorporated herein by reference.”
Item 11. Additional Information
          (a)(5) Item 11 of the Statement is hereby amended and supplemented by amending and supplementing the information set for in “Section 19. Miscellaneous—Legal Proceedings” of the Offer to Purchase by adding the following at the end thereof:
     “On March 14, 2007, the plaintiff in the Globis Complaint filed an amended complaint adding allegations that the 14D-9 contained material omissions and is misleading. In addition, this plaintiff moved to expedite discovery and a hearing on its motion for a preliminary injunction to enjoin the Offer.
     On March 12, 2007, the plaintiff in the Caterello action amended his complaint to add additional defendants, including the Company, and to assert derivative causes of action relating to certain stock options granted by the Company in the period from 2000 through 2005.
     The foregoing is a summary description of the amended complaints. This summary does not purport to be complete and is qualified in its entirety by reference to the amended complaints which are filed as exhibits to the Schedule TO and may be examined and copies may be obtained in the name set forth in “Section 8. Certain Information Concerning the Company.”
          (b) Item 11 of the Statement is hereby amended and supplemented by amending and supplementing the information set forth in “Item 8. Certain Information Concerning the Company—Certain Preliminary Financial Statements” by deleting and replacing in its entirety the last sentence of the fifth paragraph thereof (on Page 23) with the following sentence:
“The receivables associated with this revenue have largely been collected as of January 2007 ( the “Contract Adjustment”)."
          On March 15, 2007, the Company amended its Schedule 14D-9 by adding the text indicated below. Accordingly, Item 11 of the Statement is hereby further amended and supplemented by making those changes and by amending and supplementing the information set forth in Section “Item 8. Certain Information Concerning the Company—Certain Preliminary Financial Statements” by adding the following paragraphs at the end thereof:
“As noted in the footnotes to the preliminary unaudited financial information set forth above, the preliminary unaudited financial information for the fiscal year ended December 31, 2006 and the fiscal quarter ended December 31, 2006 do not reflect the Contract Adjustment, and therefore assume approximately $7 million of revenue and associated costs in the fourth quarter of 2006 related to one contract. After March 5, 2007, the Company determined that a substantial portion of such revenues and associated costs will be recognized in periods subsequent to 2006 rather than in the fourth quarter of 2006. Accordingly, the $85.5 million in sales for the fourth quarter of 2006 and the $295.2 million in sales for the full fiscal year 2006 will be adjusted downward by a substantial portion of the $7 million with a corresponding decrease in EBITDA and EPS.
     The preliminary unaudited financial information set forth herein remains subject to all of the qualifications, limitations and potential adjustments referred to in this section and in the Schedule TO generally.”
          On March 15, 2007, the Company amended its Schedule 14D-9 by adding the text indicated below. Accordingly, Item 11 of the Statement is hereby further amended and supplemented by amending and supplementing the information set forth in Section “Item 8.

Certain Information Concerning the Company—Certain Projections” by adding the following paragraphs at the end thereof:
“The 2007 projected revenue includes approximately $15 million of revenues and associated costs related to the Contract Adjustment. After March 5, 2007, the Company determined that a substantial portion of such revenues and costs will be recognized in subsequent periods rather than in 2007. The projected financial information for 2007, including the $330.0 million revenue projection and the corresponding projected EBITDA and EPS, do not reflect any adjustment in respect of the $15 million of revenues and associated costs described above or any adjustment in respect of any portion of the $7 million of revenues described above to be recognized in periods after 2006.
     The projected financial information remains subject to all of the qualifications, limitations and potential adjustments referred to herein and in the Schedule TO generally.”
Item 12. Exhibits
           Item 12 is amended and supplemented by adding the following:

(d)(6)	Amended Complaint filed in the Court of Chancery of the State of Delaware captioned Globis Capital Partners, LP v. SafeNet, Inc. et al., Case No. 2772-VCP, filed on March 14, 2007

(d)(7)	Amended Complaint filed in the Circuit Court for Harford County, Maryland, captioned Joseph Caterello v. SafeNet, Inc. et al., Case No. 12-C-07-708, filed on March 12, 2007.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 15, 2007

STEALTH ACQUISITION CORP.
By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.

(a)(1)(A)	Offer to Purchase, dated March 12. 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on March 12, 2007.

(a)(1)(H)	Press Release issued on March 5, 2007. (1)

(b)(1)	Senior Secured Financing Commitment Letter, dated March 5, 2007, among Vector Stealth Holdings II, L.L.C. (“Parent”), Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Citigroup Global Markets, Inc.

(b)(2)	Form of Limited Guarantee delivered by affiliates of Vector Capital Partners III, L.L.C. (the “Sponsor”) and Ziff Asset Management, L.P.

(b)(3)	Form of Limited Guarantee delivered by Investors other than affiliates of the Sponsor and an affiliate of Ziff Asset Management, L.P.

(d)(1)	Agreement and Plan of Merger, dated as of March 5, 2007, among Parent, Stealth Acquisition Corp. and SafeNet, Inc. (the “Company”).

(d)(2)	Mutual Non-Disclosure Agreement, dated as of September 28, 2006, between an affiliate of the Sponsor and the Company.

(d)(3)	Complaint filed in the Court of Chancery of the State of Delaware captioned Globis Capital Partners, L.P. v. SafeNet Inc., et al., Case No. 2772-N, filed on March 7, 2007.

(d)(4)	Complaint filed in the Court of Chancery of the State of Delaware captioned Plymouth County Retirement Systems v. SafeNet Inc., et al., Case No. 2782-N, filed on March 9, 2007.

(d)(5)	Complaint filed in the Circuit Court for Hartford County, Maryland captioned Joseph Caterello v. Walte W. Straub et al., Case No. 12-C-07-708, filed on March 8, 2007.

(d)(6)	Amended Complaint filed in the Court of Chancery of the State of Delaware captioned Globis Capital Partners, L.P. v. SafeNet et al., Case No. 2772-VCP, filed on March 14, 2007.

(d)(7)	Amended Complaint filed in the Circuit Court for Harford County, Maryland, captioned Joseph Caterello v. SafeNet, Inc. et al., Case No. 12-C-07-708, filed on March 12, 2007.

(g)	Not applicable.

(h)	Not applicable.
* Included in mailing to stockholders.
(1) Incorporated by reference to the Schedule TO-C filed by Stealth Acquisition Corp. on March 5, 2007.